SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ARMADA HOFFLER PROPERTIES INC
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

04208T108
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

04208T108	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON STATE STREET CORPORATION I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-2456637
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION MA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,026,123
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,648,511
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,648,511.00
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON HC

04208T108	13G	Page 3 of 5 Pages

Item 1(a).	NAME OF ISSUER

ARMADA HOFFLER PROPERTIES INC

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

222 CENTRAL PARK AVENUE SUITE 2100 VIRGINIA BEACH VA 23462 UNITED STATES

Item 2(a).	NAME OF PERSON FILING

STATE STREET CORPORATION

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

ONE CONGRESS STREET, SUITE 1, BOSTON MA 02114, UNITED STATES

Item 2(c).	CITIZENSHIP

MA

Item 2(d).	TITLE OF CLASS OF SECURITIES

COMMON STOCK

Item 2(e).	CUSIP NUMBER

04208T108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

STATE STREET CORPORATION	(a)		Broker or dealer registered under Section 15 of the Act;
	(b)		Bank as defined in Section 3(a)(6) of the Act;
	(c)		Insurance company as defined in Section 3(a)(19) of the Act;
	(d)		Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)		An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	X	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)		A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)		A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)		A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)		Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

04208T108	13G	Page 4 of 5 Pages

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:	3,648,511.00
(b)	Percent of class:	4.6%
(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote	3,026,123
	(iii)	Sole power to dispose or to direct the disposition of	0
	(iv)	Shared power to dispose or to direct the disposition of	3,648,511

Instruction.	For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
☒
Instruction: Dissolution of a group requires a response to this item.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

SSGA FUNDS MANAGEMENT, INC. (IA) STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. (IA) STATE STREET GLOBAL ADVISORS EUROPE LIMITED (IA) STATE STREET GLOBAL ADVISORS LIMITED (IA) STATE STREET GLOBAL ADVISORS TRUST COMPANY (IA) STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED (IA) STATE STREET GLOBAL ADVISORS, LTD. (IA)

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

Item 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11

04208T108	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 14, 2024

ELIZABETH SCHAEFER, SENIOR VICE PRESIDENT, CHIEF ACCOUNTING OFFICER

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)